?240.13d-101   Schedule 13D?Information to
be included in statements filed pursuant to ?240.13d-1(a) and amendments thereto filed pursuant to ?240.13d-2(a).
Securities and Exchange Commission, Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No._1 )*
Sysorex, Inc. (the ?Company?)
(Name of Issuer)


Common Stocks of SYSX from Open Market
(Title of Class of Securities)


87185L206
(CUSIP Number)


Mohammad Amjad Khan,
3480 Valley Vista Dr,
San Jose, CA 95148.
Phone Number 408-332-2780
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 20, 2021
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
??240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box. ?
Page 1 of 3 Pages.       CUSIP No. 87185L206                                13D


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all
exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a
reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent
amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise
subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
Page 2 of 3 Pages.       CUSIP No. 87185L206                                13D

CUSIP No.
                       87185L206                                13D
(1)	Names of reporting persons
     Mohammad Amjad Khan (Individual Investor)

(2) Check the appropriate box if a member of a group
(a)
(see instructions)
(b)
(3) SEC use only

(4) Source of funds (see instructions)
     OO
    (Bought in 401K Fidelity Brokerage Linked Account)

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6) Citizenship or place of organization
    USA

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power
70,000

(8) Shared voting power
 0

(9) Sole dispositive power
70,000

(10) Shared dispositive power
 0

(11) Aggregate amount beneficially owned by each reporting
person
   70,000

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13) Percent of class represented by amount in Row (11)
   14%

(14) Type of reporting person (see instructions)
   IN


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date : 4/20/2021

By : MOHAMMAD AMJAD KHAN
Name/Title : MOHAMMAD AMJAD KHAN /
   Individual Investor









Page 3 of 3 Pages.       CUSIP No. 87185L206                                13D